UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Spatializer Audio Laboritories (Name of Issuer)
Common Stock (Title of Class of Securities)
84725L101 (CUSIP Number)
Gregg Schneider 10445 Wilshire Blvd #1806 Los Angeles, CA 90024 310 470 5105 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 25, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 84725L101

1.	Names of Reporting Persons. Gregg Schneider I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,497,500

	8.	Shared Voting Power

	9.	Sole Dispositive Power 6,497,500

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,497,500 shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.996%

14.	Type of Reporting Person BD

Mr. Schneider and two other individuals recently purchased a combined 16,236,615 newly issued shares from the issuer. These three persons now own a combined total of 23,328,115 shares of the issuer (35.9%). At some point in the future, Mr. Schneider and or one of the others may attempt to influence the issuer and its plans.
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Item 1. Security and Issuer Spatializer Audio Laboritories, Common Stock 2060 East Avenida de Los Arboles, #D190 Thousand Oaks, California 91362

Item 2. Identity and Background.

(a)	Name: Gregg Schneider

(b)	Residence or business address: 10445 Wilshire Blvd #1806 Los Angeles CA 90024

(c)	Present Principal Occupation or Employment: Self-employed

(d)	Criminal Conviction: No.

(e)	Court or Administrative Proceedings: No.

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration: Personal Funds of $152,506.15 for 6,497,500 shares of common stock of the Issuer.

Item 4. Purpose of Transaction

         In the future, the Reporting Person may attempt to influence the issuer. The Reporting Person has acquired these securities for investment purposes.

The Reporting Person acquired 4,272,500 shares of the Issuer's common stock on April 25, 2007 for an aggregate purchase price of $111,085.00.

In addition the company sold Jay A. Gottlieb 8,739,115 shares and Helaine Kaplan 3,225,000 shares on the same date under the same terms and conditions. Shares were acquired concurrently, however the reporting person disclaims being a group with Mr. Gottlieb and Mrs. Kaplan.

Pursuant to the Terms of the stock purchase agreement, the company has agreed to file a proxy statement with the SEC requesting its stockholders to approve an amendment to the company's Certificate of Incorporation to provide for an increase of the authorized number of common shares of stock from 65,000,000 to 300,000,000 and a reverse stock split with a ratio of beween one-for-five to one-for-fifty, the exact ratio to be determined at the discretion of the Board of Directors of the company. Additionally the Company has agreed to take corporate action as reasonably required to ensure the directors constituting the Board is set at three persons.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
The Reporting Person may acquire additional shares of the issuer depending on the price and market conditions.
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

The Reporting Person intends to vote his shares for the above mentioned authorized share increase and reverse split authorization as well. The Reporting Person may attempt to cause or vote for a transaction which he believes is beneficial for maximizing shareholder value, including, but not limited to, a reverse merger or other extraordinary similar transaction.

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

None at the moment except the Reporting Person will vote for the Asset Sale which constitutes substantially all of the issuer's non-cash assets, which will then be distributed to shareholders in a distribution in approximately April 2008 along with other cash balances net of $100,000 to be left for working capital.

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
The Reporting Person may at some point join the Board of Directors in the future, but has no plans to do so as the moment.
(e)	Any material change in the present capitalization or dividend policy of the issuer;

The Reporting Person may support the Board of Directors in entering into a transaction which involves a reverse merger or other extraordinary transaction which he believes is beneficial to shareholders.

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

see above
(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
see above
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

No.
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
No.
(j)	Any action similar to any of those enumerated above.
see above

Item 5. Interest in Securities of the Issuer.

(a)	6,497,500 shares 9.996%

(b)	6,497,500 shares

(c)	see below

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
03/01/2007 03/02/2007 04/25/2007	400000 325000 4272500	.0211 ..0219 ..026

(d)	No.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Schneider recently purchased 4,272,500 newly issued shares from the issuer, along with two other people for a total of 16,236,615 shares and these three persons now hold a total of 23,328,115 shares (35.9%). At some point in the future, Mr. Schneider may act as a group with these persons and attempt to influence or cause a transaction which is beneficial to shareholders thru a reverse merger or other similar extraordinary transaction.

additional information contained in the following, 8-K filed 4/26/2007:

On April 25, 2007, Spatializer Audio Laboratories, Inc. entered into a Common Stock Purchase Agreement with Jay A. Gottlieb, Greggory A. Schneider and Helaine Kaplan pursuant to which the Company sold and the Investors purchased an aggregate of number of 16,236,615 shares of common stock of the Company for an aggregate purchase price of $162,366.15 with a potential additional payment of $259,786 to be released from an escrow account to the Company if certain conditions are met by June 30, 2007. As of April 20, 2007, Mr. Gottlieb owned 4,866,500 shares of the Companys common stock which accounted for approximately 9.98% of the Companys issued and outstanding common stock as of such date. Except as described herein, there are no material relationships between the Company or its affiliates and any of the Investors.

Pursuant to the terms of the Stock Purchase Agreement, the Company has agreed to file a proxy statement with the Securities and Exchange Commission requesting its stockholders to approve an amendment to the Companys Certificate of Incorporation to provide for an increase in the authorized number of common stock from 65,000,000 to 300,000,000 and a reverse stock split with a ratio of between one-for-five to one-for-fifty, the exact ratio to be determined at the discretion of the Board of Directors of the Company.

The Company has also agreed not to issue any additional shares of common stock of the Company for a period commencing on the closing of the Stock Purchase Agreement and ending 275 days after the closing of the transactions contemplated under that certain Asset Purchase Agreement, dated as of September 18, 2006 by and among Company, Desper Products, Inc., a California corporation and a wholly owned subsidiary of the Company, and DTS, Inc., a Delaware corporation, and DTS BVI Limited, a wholly owned subsidiary of DTS, Inc. The Company has further agreed not to make any distributions or dividends to the stockholders of the Company during the same period. If the closing of the transactions contemplated under the Asset Purchase Agreement occurs, within ten days after the end of this 275 day period, the Board of Directors has agreed to pay certain of the Companys liabilities, provide for $100,000 in working capital for the Company and declare a distribution or dividend to the stockholders of any remaining funds if permitted pursuant to Delaware law.

Additionally, the Company has agreed to take corporate action as reasonably required to ensure that the directors constituting the Board is set at three. After the closing of the Asset Purchase Agreement, the Company shall take such corporate action as may be reasonably required to appoint Mr. Gottlieb or his designee to the Board. Furthermore, the Investors agree to take such action as may reasonably be required to elect Henry R. Mandell or his designee and one additional designee of Mr. Mandell as directors of the Company from the period commencing from April 25, 2007, the closing date of the Stock Purchase Agreement, to the earlier of the termination of the Asset Purchase Agreement or the distribution of any funds of the Company received from the Asset Purchase Agreement.

As described in Item 1.01, the Company sold 16,236,615 shares of the Companys common stock on April 25, 2007 to the Investors for an aggregate purchase price of $162,366.15 with a potential additional payment of $259,786 upon the satisfaction of certain conditions by June 30, 2007. No underwriting discounts or commissions were paid in connection with the sale of the Companys common stock. The sale and issuance of the Companys common stock was deemed to be exempt from registration under the Securities Act of 1933 by virtue of Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The Investors represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to their stock certificates. The Investors had adequate access to information about the Company and each of the Investors represented they were an accredited investor as defined in Rule 501 of Regulation D.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2007
Gregg Schneider
By:	/s/ Gregg Schneider Gregg Schneider

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